[redacted]

15026324

SEC ... SION

~~Washington, D.C. 20549~~

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 68040

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CEDI Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 Lexington Ave, Suite 300

(No. and Street)

New York	NY	10170
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Monroe J Chalmers CPA PC

(Name – *if individual, state last, first, middle name*)

2 Hartsdale St	St James	NY	11780
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 20 2015
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

5/22/15

OATH OR AFFIRMATION

I, David McPhedran, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CEDI Capital Markets, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature
David McPhedran
Chief Compliance Officer/Managing Member
Title

PAIGE E COOPERMAN NOTARY NO. 02CO6243184 QUALIFIED IN NEW YORK COUNTY PUBLIC STATE OF NEW YORK

Notary Public exp. 6/20/15

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CEDI Capital Markets, LLC
420 Lexington Ave, Suite 300
New York, New York, 10170

March 2, 2015

Monroe J Chalmers CPA, PC
2 Hartsdale St
St James, NY 11780

We are providing this letter in connection with your audit of the statement of financial condition of CEDI Capital Markets, LLC, as of December 31, 2014, and the related statements of operations, changes in members' capital, and cash flows for the year then ended for the purpose of expressing an opinion as to whether the financial statements present fairly, in all material respects, the financial position, results of operations, and cash flows of CEDI Capital Markets, LLC in conformity with U.S. generally accepted accounting principles. We confirm that we are responsible for the fair presentation in the financial statements of financial position, results of operations, and cash flows in conformity with generally accepted accounting principles. We also recognize that we are responsible for establishing and maintaining effective internal control.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, as of the date of this letter the following representations made to you during your audit.

1) The financial statements referred to above are fairly presented in conformity with U.S. generally accepted accounting principles.
2) We have made available to you all—
   a) Financial records and related data.
   b) Minutes of all of the meetings of managing members. In addition there are no recent meetings for which minutes have not yet been prepared.
3) We have provided you with all regulatory examination reports, supervising correspondence, and similar materials from applicable regulatory agencies (particularly communications concerning supervisory actions or noncompliance with, or deficiencies in, rules, regulations, or supervisory actions).
4) There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.
5) There were no uncorrected financial statement misstatements.
6) We acknowledge our responsibility for the design and implementation of programs and controls to prevent and detect fraud.
7) We have no knowledge of any fraud or suspected fraud affecting the company involving:
   a) Management,
   b) Employees who have significant roles in internal control, or
   c) Others where the fraud could have a material effect on the financial statements.
8) We have no knowledge of any allegations of fraud or suspected fraud affecting the company received in communications from employees, former employees, regulators, or others.

CEDI CAPITAL MARKETS, LLC
420 Lexington Ave, Suite 300
New York, NY 10170

March 2, 2015

To Monroe J Chalmers CPA PC

We are providing this letter in connection with your review of the Exemption Report of CEDI Capital Markets, LLC for the year ended December 31, 2014 for the purpose of obtaining limited assurance that there are no material modifications that should be made to the Exemption Report with regard to compliance of the exemption provisions of 17 C.F.R. § 15c3-3(k)(2)(ii). We confirm that we are responsible for the preparation and for reporting any instances of noncompliance in the Exemption Report.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person using the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, as of March 2, 2015, the following representations made to you during your review.

1) We have made available to you all:
   a) Financial records and related data.
2) There have been no communications from regulatory agencies concerning noncompliance with, or deficiencies in reporting practices, from regulatory agencies who perform an equivalent function.
3) We acknowledge our responsibility for stating the broker dealer's assertions included in the Exemption report.
4) We acknowledge our responsibility for designing, implementing, and maintaining internal control, the objective of which is to provide the broker dealer with reasonable assurance that any instances of noncompliance with the financial responsibility rules will be prevented or detected on a timely basis.
5) We acknowledge our responsibility to prevent and detect fraud.
6) We have no knowledge of any fraud or suspected fraud affecting the entity involving management or others where the fraud could have a material effect on the Exemption Report, including any communications from employees, former employees, or others.
7) To the best of our knowledge and belief, no events have occurred subsequent to the date of the Exemption Report through the date of this letter that might significantly affect the broker dealers' assertions.
8) We have responded fully and truthfully to all inquiries made to us by you during your review.

David McPhedran
Chief Compliance Officer

9) The company has no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

10) Arrangements with financial institutions involving compensating balances or other arrangements involving restrictions on cash balances, lines of credit, or similar arrangements have been properly disclosed.

11) Provisions have been made for losses to be sustained in the fulfillment of, or from an inability to fulfill, any sales commitments.

12) We are not aware of any pending or threatened litigation, claims, or assessments or unasserted claims or assessments that are required to be accrued or disclosed in the financial statements in accordance with *FASB Accounting Standards Codification 450, Contingencies*, and we have not consulted a lawyer concerning litigation, claims, or assessments.

13) The following have been properly recorded or disclosed in the financial statements:

    a) Related party transactions and related accounts receivable or payable, including sales, purchases, loans, transfers, leasing arrangements, and guarantees. Guarantees, whether written or oral, under which the company is contingently liable.

    b) Guarantees, whether written or oral, under which the Company is contingently liable.

    c) Significant estimates and material concentrations known to management that are required to be disclosed in accordance with *FASB Accounting Standards Codification 275, Risks and Uncertainties.*

14) There are no:

    a) Violations or possible violations of laws or regulations whose effect should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

    b) Other liabilities or gain or loss contingencies that are required to be accrued or disclosed by *FASB Accounting Standards Codification 450, Contingencies.*

15) The company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.

16) The company's accounting policy is to record all expense reimbursements when received.

17) We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

18) The Company is 75.1% owned by CEDI Financial LLC, and 24.9% owned by CEDI US, Inc. CEDI US acquired their interest in the Company on April 17, 2013. As an LLC the Company will file a partnership tax return and did not provide for federal or state income tax expense (credit) in the financial statements as of December 31, 2014.The Company is subject to New York City unincorporated business tax, but incurring a loss for the year ended December 31, 2014 the Company did not recorded a tax liability or recovery.

19) The following is an analysis of member's capital transactions for the year ended December 31, 2014:

    Contribution February 19, 2014 - $4,500
    Contribution April 14, 2014 - $4,200
    Contribution May 16, 2014 - $1,100
    Contribution June 18, 2014 - $1,000
    Contribution July 21, 2014 - $1,000
    Contribution September 22, 2014 - $1,000
    Contribution November 3, 2014 - $1,000
    Contribution November 24, 2014 - $5,445

20) The Company's members will make all necessary capital contributions for the Company to remain in compliance at all times with FINRA's net capital requirements for a period of at least 13 months from the date of this letter.

21) We acknowledge our responsibility for presenting the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and the Computation For the Determination of Reserve Requirements

Under Rule 15c3-3 of The Securities and Exchange Commission in accordance with U.S. generally accepted accounting principles, and we believe the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and the Computation For the Determination of Reserve Requirements Under Rule 15c3-3 of The Securities and Exchange Commission, including its form and content, is fairly presented in accordance with U.S. generally accepted accounting principles.

We have disclosed to you any significant assumptions or interpretations underlying the measurement and presentation of the supplementary information.

No events have occurred subsequent to the balance sheet date and through the date of this letter that would require adjustment to, or disclosure in, the financial statements.

Signature: ______________________

David McPhedran, Chief Compliance Officer/Managing Director

CEDI CAPITAL MARKETS, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

For the Year Ended December 31, 2014
With Report of Independent Registered Public Accounting Firm

CEDI CAPITAL MARKETS, LLC

FINANCIAL STATEMENTS
and
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

CONTENTS

MONROE J. CHALMERS CPA, P.C.

2 Hartsdale Street
St. James, NY 11780
www.monroechalmers.com
mjccpa@optonline.net
(516) 524-0070

Report of Independent Registered Public Accounting Firm

The Member of
CEDI Capital Markets, LLC
New York, New York

I have audited the accompanying statement of financial condition of CEDI Capital Markets, LLC (the "Company") as of December 31, 2014, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, I express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules I and II required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves. The information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States).

In my opinion, the information is fairly stated in all material respects in relation to the basic financial statements as a whole.

Monroe J Chalmers CPA PC

St James, New York
March 2, 2015

CEDI CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

Assets

Cash	$	8,749
Other assets		123
Total assets	$	8,872

Member's Equity

Member's equity	$	8,872
Total member's equity	$	8,872

The accompanying notes are an integral part of these financial statements.

CEDI CAPITAL MARKETS, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2014

Revenues:	
Service fees	$ 500
Total revenues	500
Expenses:	
Professional fees	15,000
Other expenses	10,830
Total expenses	25,830
Net loss	$ (25,330)

The accompanying notes are an integral part of these financial statements.

CEDI CAPITAL MARKETS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2014

Balance - January 1, 2014	$	12,078
Net loss		(25,330)
Member's capital contributions		22,124
Balance - December 31, 2014	$	8,872

The accompanying notes are an integral part of these financial statements.

CEDI CAPITAL MARKETS, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2014

Cash flows from operating activities:	
Net loss	$ (25,330)
Adjustments to reconcile net loss to net cash used by operating activities:	
Allowance for doubtful accounts	
(Increase) in operating assets:	
Receivable from clearing brokers	3,000
Other assets	159
Net cash used by operating activities	(22,171)
Cash flows from financing activities	
Member capital contributions	22,124
Net cash provided by financing activities	22,124
Net decrease in cash and cash equivalents	(47)
Cash - beginning of year	8,796
Cash - end of year	$ 8,749

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization and nature of business

CEDI Capital Markets, LLC (the "Company"), is a broker-dealer registered with the Security and Exchange Commission ("SEC"), and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was created on May 21, 2008 as a Washington State Limited Liability Company. The Company offers merger and acquisition advisory services and helps clients raise capital via private placements.

Note 2 - Significant accounting policies

Basis of accounting

The financial statements of the Company have been prepared on the accrual basis of accounting.

Cash and cash equivalents

The Company considers all highly liquid assets purchased with a maturity of three months or less to be cash equivalents.

Accounts receivable

The Company records trade accounts receivable from customers based on monthly billings for services performed. The past due status of individual accounts is determined by the related customer contracts. Accounts are written off as uncollectible when management determines that collection of the balance is remote.

Revenue recognition

Service fee revenue is recognized as it is earned. Other revenue, such as commissions and advisory fees are recognized when received. Use of this method, for other revenue, does not result in a material difference from the accrual method required by generally accepted accounting methods.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Note 2 - Significant accounting policies (continued)

Expense reimbursements

During the normal course of business the Company enters into various contracts that may include a reimbursement for expenses or regulatory fees incurred while performing services under that contract. These reimbursements are recorded as a reduction of the corresponding expense when received.

Subsequent Events

The Company has evaluated subsequent events through March 2, 2015, which is the date the financial statements were available to be issued.

Note 3 - Liabilities subordinated to claims of general creditors

There were no liabilities subordinated to claims of general creditors at December 31, 2014.

Note 4 - Concentrations of credit risk

The Company maintains cash balances at financial institutions that at times may exceed the amount covered by insurance provided by the Federal Deposit Insurance Corporation. There was no such excess amount at December 31, 2014.

Note 5 - Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that the equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company had net capital of $8,749, which was $3,749 in excess of its required net capital of $5,000. The Company's net capital ratio was 0 to 1.

Note 6 – Income Taxes

The Company is a limited liability company and, as such, is not a taxpaying entity for federal and state income tax purposes. The income of the Company is reported by the members on their respective returns. Accordingly no provision for federal or state income taxes or income tax recoveries is recorded in the financial statements of the Company as of December 31, 2014. The Company is subject to New York City unincorporated business tax.

Note 6 – Income Taxes (continued)

Uncertain tax positions - The Company adopted the provisions of "*Accounting for Uncertainty in Income Taxes*" which prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

Under *Accounting for Uncertainty in Income Taxes*, an entity may only recognize or continue to recognize tax positions that meet a "more likely that not" threshold. The Company has evaluated its tax positions for the year ended December 31, 2014, and does not expect a material adjustment to be made. The Company is subject to routine audits by taxing jurisdictions; however there are currently no audits in progress. The tax returns are open to examination by taxing authorities for the years after 2011.

SCHEDULE I

CEDI CAPITAL MARKETS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2014

Allowable capital:	
Total member's equity	$ 8,872
Less non-allowable assets:	
Prepaid expenses and other assets	123
Total non-allowable assets	123
Net capital before haircuts on securities	8,749
Haircuts on securities	-
Net capital	$ 8,749
Aggregate indebtedness	$ -
Minimum net capital required (the greater of $5,000 or 6 2/3% of aggregated indebtedness)	$ 5,000
Excess net capital	$ 3,749
Ratio: Aggregate indebtedness to net capital	-

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

SCHEDULE II

CEDI CAPITAL MARKETS, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2014

EXEMPTION UNDER SECTION (k)(2)(i) IS CLAIMED:

The Company operates under the exemptive provisions of Paragraph (k)(2)(i) of SEC rule 15c3-3.

MONROE J. CHALMERS CPA, P.C.

2 Hartsdale Street
St. James, NY 11780
www.monroechalmers.com
mjccpa@optonline.net
(516) 524-0070

Report of Independent Registered Public Accounting Firm

The Member of
CEDI Capital Markets, LLC
New York, New York

I have reviewed management's statements, included in the accompanying exemption report, in which (1) CEDI Capital Markets, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which CEDI Capital Markets, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: *(2) (i)* and (2) CEDI Capital Markets, LLC stated that CEDI Capital Markets, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. CEDI Capital Markets, LLC's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CEDI Capital Markets, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph(k)*(2)(i)* of Rule 15c3-3 under the Securities Exchange Act of 1934.

Monroe J Chalmers CPA PC

St James, New York
March 2, 2015

CEDI CAPITAL MARKETS, LLC
EXEMPTION REPORT
FOR THE YEAR ENDED DECEMBER 31, 2014

CEDI Capital Markets, LLC is a registered broker dealer subject to Rule 17a-5 "Reports to be made by certain brokers and dealers". This Exemption Report was prepared as required by 17 C.F.R. 240-17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

On behalf of CEDI Capital Markets, LLC, I, David McPhedran, as Manager and CCO, attest to the following as required by the SEC in conjunction with our annual audit report for the period ending December 31, 2014:

- CEDI Capital markets, LLC claims an exemption from SEC Rule 15c3-3 under the K(2)(i) provision.
- CEDI Capital markets, LLC did not hold any customer funds or securities at any time during the year.
- CEDI Capital markets, LLC met the identified exemption provisions throughout the reporting period without exception.

D. McPhedran

Manager and CCO

CEDI Capital Markets, LLC